UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-36881

PICO Holdings, Inc.

(Exact name of registrant as specified in its charter)

7979 Ivanhoe Ave, Suite 300, La Jolla, CA, 92037

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PICO Holdings, Inc. common stock, $0.001 par value, held in the PICO Holdings, Inc. Employees 401(K) Retirement Plan and Trust

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☐
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)        ☒
Rule 12h-3(b)(1)(ii)        ☐
Rule 15d-6            ☐
Rule 15d-22(b)        ☐

Approximate number of holders of record as of the certification or notice date: 20*.

Pursuant to the requirements of the Securities Exchange Act of 1934 PICO Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PICO Holdings, Inc.

Date: December 6, 2017         By:     /s/ John T. Perri
John T. Perri
Chief Financial Officer

* In July 2017, PICO Holdings, Inc. eliminated its common stock as an investment option under its 401(k) plan.